      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 23, 1997



                                                      REGISTRATION NO. 333-25227

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         LEHMAN BROTHERS HOLDINGS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                         6211                        13-3216325
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)

                            ------------------------

                                                          THOMAS A. RUSSO, ESQ.
           3 WORLD FINANCIAL CENTER                      3 WORLD FINANCIAL CENTER
           NEW YORK, NEW YORK 10285                      NEW YORK, NEW YORK 10285
                (212) 526-7000                                (212) 526-7000
 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE     (NAME, ADDRESS, INCLUDING ZIP CODE, AND
               NUMBER, INCLUDING                                TELEPHONE
AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE   NUMBER, INCLUDING AREA CODE, OF AGENT FOR
                    OFFICES)                                     SERVICE)

                                    COPY TO:

           RAYMOND W. WAGNER, ESQ.                         JENNIFER MARRE, ESQ.
          SIMPSON THACHER & BARTLETT                       LEHMAN BROTHERS INC.
             425 LEXINGTON AVENUE                        3 WORLD FINANCIAL CENTER
           NEW YORK, NEW YORK 10017                      NEW YORK, NEW YORK 10285

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction 6, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                 MAXIMUM PROPOSED
                                                MAXIMUM PROPOSED    AGGREGATE        AMOUNT OF
    TITLE OF EACH CLASS OF        AMOUNT TO      OFFERING PRICE      OFFERING      REGISTRATION
 SECURITIES TO BE REGISTERED    BE REGISTERED     PER SHARE(1)       PRICE(1)           FEE
-------------------------------------------------------------------------------------------------
Cumulative Convertible Voting
  Preferred Stock, Series B,      13,000,000
  par value $1.00 per share...      shares           $26.34        $342,420,000      $103,764
-------------------------------------------------------------------------------------------------
Common Stock, par value $.10
  per share...................       (2)
=================================================================================================


(1) Calculated pursuant to Rule 457(c) based on the average of the bid and asked price of the Registrant's Cumulative Convertible Voting Preferred Stock, Series A, par value $1.00 per share, on April 14, 1997.


(2) Such presently indeterminable number of shares as shall be issuable from time to time upon conversion of the Cumulative Convertible Voting Preferred Stock, Series B.


                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   Subject to Completion, dated May 23, 1997


PROSPECTUS

                         LEHMAN BROTHERS HOLDINGS INC.
                               Offer to Exchange
               13,000,000 Shares of Cumulative Convertible Voting
         Preferred Stock, Series B, par value $1.00 per share, for its
           Outstanding Cumulative Convertible Voting Preferred Stock,
                      Series A, par value $1.00 per share.
                            ------------------------

    The Exchange Offer will expire at 12:00 midnight, New York City time, on
June   , 1997, unless extended (the "Expiration Date").


    Lehman Brothers Holdings Inc. (the "Company") hereby offers to exchange (the "Exchange Offer"), on a share-for-share basis, up to 13,000,000 shares of its new Cumulative Convertible Voting Preferred Stock, Series B (the "Series B Preferred Stock") for up to 13,000,000 shares of its outstanding Cumulative Convertible Voting Preferred Stock, Series A (the "Series A Preferred Stock"). Such 13,000,000 shares of Series A Preferred Stock constitute all outstanding shares of the Series A Preferred Stock.

    The terms of the Series B Preferred Stock (including dividend rate, voting rights and liquidation preference) are identical in all material respects to the terms of the Series A Preferred Stock for which they may be exchanged pursuant to the Exchange Offer, except that conversion of the Series B Preferred Stock will not be subject to the restriction in the terms of the Series A Preferred Stock requiring that at least 250,000 shares thereof be converted at any one time.


    The annual dividend rate per share on the Series B Preferred Stock will be in an amount equal to $1.955 per share. Dividends on the shares of Series B Preferred Stock, when and as declared by the Board of Directors of the Company, will be cumulative and will be payable on March 15, June 15, September 15 and December 15 in each year (the "Dividend Payment Dates"), commencing on
15, 1997. Dividends on the Series B Preferred Stock will be paid to the holders of record of shares of Series B Preferred Stock of the Company on a record date, not exceeding 40 days preceding the payment date thereof.


    The Series B Preferred Stock will be redeemable at the option of the Company on any Dividend Payment Date, in specified cumulative amounts increasing to 13,000,000 shares on and after June 15, 1998 (subject to reduction as described herein), upon at least 30 days' and not more than 45 days' notice to the holders thereof, at $39.10 per share plus accumulated and unpaid dividends (whether or not earned or declared) to the date fixed for redemption, provided that the Average Market Price (as defined) of the Common Stock on the date such notice is given is greater than the Conversion Price (as defined). As of March 31, 1997, the Average Market Price would have been $33.60 and the Conversion Price would have been $123.0212380. Accordingly, at that date the Series B Preferred Stock would not have been redeemable at the option of the Company. The Series B Preferred Stock will not be subject to any mandatory sinking fund.

    Each share of Series B Preferred Stock will be convertible at the option of the holder at any time, unless previously redeemed, into a number of shares of Common Stock equal to $39.10 divided by the Conversion Price in effect at the time of such conversion. As of the date of this Prospectus, the Conversion Price, which is subject to adjustment under certain conditions, would have been $123.0212380.

    The liquidation preference of each share of Series B Preferred Stock will be equal to $39.10 plus an amount equal to accumulated and unpaid dividends (whether or not earned or declared) on such share of Series B Preferred Stock.

    The Exchange Offer is not conditioned upon any minimum number of shares of Series B Preferred Stock being tendered for exchange. The date of acceptance and exchange of the Series A Preferred Stock (the "Exchange Date") will be the first business day following the Expiration Date. Shares of Series A Preferred Stock tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. The Company will pay all expenses incident to the Exchange Offer. The Company will not receive any proceeds from the Exchange Offer.

    A HOLDER OF SERIES A PREFERRED STOCK WHO EXCHANGES SERIES A PREFERRED STOCK FOR SERIES B PREFERRED STOCK WILL NOT RECOGNIZE ANY GAIN OR LOSS FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AS A RESULT OF SUCH EXCHANGE.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
                    The Dealer Manager for this Offering is:
                                LEHMAN BROTHERS

                       , 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports and information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC: New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, Suite 1400, Northwestern Atrium Center, 500 W. Madison Street, Chicago, Illinois 60661-2511; and copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") and the Pacific Stock Exchange Inc. (the "PSE"). The Company's 8 3/4% Notes Due 2002 and 8.3% Quarterly Income Capital Securities (Series A Subordinated Interest Deferrable Debentures Due 2035) are listed on the NYSE. The Company's $55 Million Serial Zero Coupon Senior Notes Due May 16, 1998, Global Telecommunications Stock Upside Note Securities SM Due 2000, 9 1/8% Micron Yield Enhanced Equity Linked Debt Securities Due 1997 and AMEX Hong Kong 30 Index Call Warrants expiring January 23, 1998 are listed on the American Stock Exchange, Inc. (the "ASE"). Reports and other information concerning the Company may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005, at the offices of the ASE, at 86 Trinity Place, New York, New York 10006 and at the offices of the PSE, 301 Pine Street, San Francisco, California 94104.

     The Company has filed with the SEC a registration statement on Form S-4 (herein, together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). The Company has filed an Issuer Tender Offer Statement on Schedule 13E-4 (herein, together with all exhibits and schedules thereto, the "Schedule 13E-4") with the SEC under the Exchange Act and the rules and regulations thereunder, which includes certain additional information relating to the Exchange Offer and the Series B Preferred Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement or the Schedule 13E-4, certain parts of which are omitted in accordance with the rules and regulations of the SEC, and to which reference is hereby made. For further information, reference is hereby made to the Registration Statement and the
Schedule 13E-4.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed by the Company with the SEC pursuant to the Exchange Act are hereby incorporated by reference in this
Prospectus:

          (1) The Company's Annual Report on Form 10-K for the year ended November 30, 1996.

          (2) The Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997.

          (3) The Company's Current Reports on Form 8-K dated January 8, 1997 and March 26, 1997.


          (4) The description of the Company's Common Stock contained in the Company's Registration Statement on Form S-1, File No. 33-52977.


     Each document filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the Expiration Date shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration statements or this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner of any of the Series A Preferred Stock, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Mary Jo Capko, the Controller's Office, Lehman Brothers Holdings Inc., 3 World Financial Center, 8th Floor, New York, New York 10285 (telephone (212) 526-0660). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS ANY REQUEST SHOULD BE MADE BY FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE.

                                    SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with, the more detailed information contained elsewhere in this Prospectus. Holders of Series A Preferred Stock are urged to read this Prospectus in its entirety. All references to the "Company" shall mean Lehman Brothers Holdings Inc. and its consolidated subsidiaries, unless the context requires otherwise.

                                  THE COMPANY

     The Company is one of the leading global investment banks serving institutional, corporate, government and high net worth individual clients and customers. The Company's worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in the United States, Europe, the Middle East, Latin and South America and the Asia-Pacific region.

     The Company's business includes capital raising for clients through securities underwriting and direct placements; corporate finance and strategic advisory services; merchant banking; securities sales and trading; asset management; research; and the trading of foreign exchange and derivative products. The Company acts as a market marker in all major equity and fixed income products in both the domestic and international markets. The Company is a member of all principal securities and commodities exchanges in the United States, as well as the National Association of Securities Dealers, Inc. ("NASD"), and holds memberships or associate memberships on several principal international securities and commodities exchanges, including the London, Tokyo, Hong Kong, Frankfurt, Milan and Stockholm stock exchanges.

     The Company was incorporated in Delaware on December 29, 1983. The Company's principal executive offices are located at 3 World Financial Center, New York, New York 10285 (telephone (212) 526-7000).

                               THE EXCHANGE OFFER


THE EXCHANGE OFFER.........  The Company is offering to exchange pursuant to the
                             Exchange Offer, on a share-for-share basis, up to 13,000,000 shares of its new Cumulative Convertible Voting Preferred Stock, Series B (the "Series B Preferred Stock") for up to 13,000,000 shares of its outstanding Cumulative Convertible Voting Preferred Stock, Series A (the "Series A Preferred Stock"). The terms of the Series B Preferred Stock (including dividend rate, voting rights and liquidation preference) are identical in all material respects to the terms of the Series A Preferred Stock for which they may be exchanged pursuant to the Exchange Offer, except that conversion of the Series B Preferred Stock will not be subject to the restriction in the terms of the Senior A Preferred Stock requiring that at least 250,000 shares thereof be converted at any one time. The Series A Preferred Stock was originally issued on April 15, 1987. See "The Exchange
                             Offer -- Terms of the Exchange" and "--Terms and Conditions of the Letter of Transmittal" and "Description of Series B Preferred Stock."



DIVIDEND PAYMENTS..........  Holders of shares of Series A Preferred Stock accepted for exchange pursuant to the Exchange Offer will not receive dividends accrued from
                                      , 1997 (the last regular dividend payment
                             period with respect to the Series A Preferred Stock) on such Series A Preferred Stock. Holders whose shares of Series A Preferred Stock are accepted for exchange will be entitled to receive dividends on the Series B Preferred Stock, when and as declared by the Board of Directors, or any duly authorized committee thereof, accruing in the amount of $0.48875 per share (equal to the indicated annual dividend amount per share of Series A Preferred Stock divided by four) from
                                       15, 1997 to, but excluding,           15,
                             1997 (the first Dividend Payment Date for the Series B Preferred Stock). See "The Exchange
                             Offer -- Accrued Dividends."

MINIMUM CONDITION..........  The Exchange Offer is not conditioned upon any minimum number of shares of Series A Preferred Stock being tendered for exchange.


EXPIRATION DATE............  The Exchange Offer will expire at 12:00 midnight,
                             New York City time, on June   , 1997, unless
                             extended (the "Expiration Date"). See "The Exchange Offer -- Expiration Date; Extension; Amendments." Any share of Series A Preferred Stock not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer. See "The Exchange Offer -- Acceptance of Series A Preferred Stock for Exchange; Delivery of Series B Preferred Stock."


EXCHANGE DATE..............  The date of acceptance for exchange of the Series A
                             Preferred Stock will be the first business day following the Expiration Date.

CONDITIONS OF THE EXCHANGE
  OFFER....................  The Company's obligation to consummate the Exchange
                             Offer will be subject to certain conditions. See "The Exchange Offer -- Conditions to the Exchange Offer." The Company reserves the right to terminate or amend the Exchange Offer at any time prior to the Expiration Date upon the occurrence of any such condition.


WITHDRAWAL RIGHTS..........  The tender of Series A Preferred Stock pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. See "The Exchange Offer -- Withdrawal Rights."



PROCEDURES FOR TENDERING...  See "The Exchange Offer -- Tender Procedure."



FEDERAL INCOME
  TAX CONSEQUENCES.........  In the opinion of Simpson Thacher & Bartlett, special tax counsel to the Company, a holder of Series A Preferred Stock who exchanges Series A Preferred Stock for Series B Preferred Stock will not recognize any gain or loss for United States federal income tax purposes as a result of such exchange. See "Material United States Federal Income Tax Consequences." With respect to dividends paid on the Series B Preferred Stock, holders of Series B Preferred Stock will be eligible for the dividends-received deduction available to domestic corporate holders to the extent they were eligible for the dividends-received deduction with respect to dividends paid on the Series A Preferred Stock.



USE OF PROCEEDS............  There will be no cash proceeds to the Company from the exchange pursuant to the Exchange Offer. See "Use of Proceeds."



EXCHANGE AGENT AND
  INFORMATION AGENT........  Lehman Brothers Inc., the Company's wholly-owned subsidiary ("Lehman Brothers"), is serving as Exchange Agent and Information Agent in connection with the Exchange Offer. See "The Exchange
                             Offer -- Exchange Agent and Information Agent."



CONSEQUENCE OF FAILURE
  TO EXCHANGE..............  Holders of shares of Series A Preferred Stock who do not exchange their shares of Series A Preferred Stock for shares of Series B Preferred Stock pursuant to the Exchange Offer will continue to be subject to the restriction on conversion of such Series A Preferred Stock requiring the conversion of at least 250,000 shares thereof at any one time. See "The Exchange Offer -- Consequence of Failure to Exchange."

POTENTIALLY LIMITED MARKET
FOR
  SERIES B PREFERRED
  STOCK....................  The Series B Preferred Stock will be a new issue of securities with no established trading market. The Company has been advised by Lehman Brothers that it intends to make a market in the Series B Preferred Stock but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series B Preferred Stock. The trading market for the Series A Preferred Stock generally has not been liquid. See "Market and Trading Information."


                     TERMS OF THE SERIES B PREFERRED STOCK

ISSUER.....................  Lehman Brothers Holdings Inc.

SECURITIES OFFERED.........  Up to 13,000,000 shares of Cumulative Convertible
                             Voting Preferred Stock, Series B, par value $1.00 per share (the "Series B Preferred Stock").


DIVIDENDS..................  The annual dividend rate per share of Series B
                             Preferred Stock will be in an amount equal to $1.955 per share. Dividends on the shares of Series B Preferred Stock, when and as declared by the Board of Directors of the Company, will be cumulative and payable on March 15, June 15, September 15 and December 15 in each year,
                             commencing on             15, 1997. See
                             "Description of Series B Preferred Stock --
                             Dividends."


MANDATORY REDEMPTION.......  None.

OPTIONAL REDEMPTION........  Series B Preferred Stock is redeemable at the option of the Company on any Dividend Payment Date, in specified cumulative amounts increasing to 13,000,000 shares on and after June 15, 1998 (subject to reduction as described herein), upon at least 30 days' and not more than 45 days' notice to the holders thereof, at $39.10 per share plus accumulated and unpaid dividends (whether or not earned or declared) to the date fixed for redemption, provided that the Average Market Price of the Common Stock on the date such notice is given is greater than the Conversion Price. As of March 31, 1997, the Average Market Price would have been $33.60 and the Conversion Price would have been $123.0212380. Accordingly, at that date the Series B Preferred Stock would not have been redeemable at the option of the Company. See "Description of Series B Preferred
                             Stock -- Redemption."


CONVERSION.................  Each share of Series B Preferred Stock will be convertible at the option of the holder at any time, unless previously redeemed, into a number of shares of Common Stock equal to $39.10 divided by the Conversion Price in effect at the time of such conversion. As of the date of this Prospectus, the Conversion Price, which is subject to adjustment under certain conditions, would have been $123.0212380. See "Description of Series B Preferred Stock -- Conversion."



LIQUIDATION................  The liquidation preference of each share of Series
                             B Preferred Stock will be equal to $39.10 plus an amount equal to accumulated and unpaid dividends (whether or not earned or declared) on such share of Series B Preferred Stock. See "Description of Series B Preferred Stock -- Liquidation."

                            SELECTED FINANCIAL DATA

     The following table summarizes certain consolidated financial information based upon the Company's historical results included in the Company's audited financial statements for the twelve months ended November 30, 1996 and 1995, the eleven months ended November 30, 1994 and the twelve months ended December 31, 1993 and 1992. During 1993, the Company completed the sales of three businesses. As a result, the Company's 1993 historical results are not directly comparable with financial information of prior years presented. In addition, the Company's 1994 results presented below are for the eleven month period ended November 30, due to the Company's decision to change its year-end from December 31. For these reasons, the Company's 1994 results are not fully comparable with all periods presented below. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's 1996 Consolidated Financial Statements and notes thereto, incorporated by reference in the Company's Annual Report on Form 10-K for the year ended November 30, 1996, incorporated herein by reference.

                                                                HISTORICAL FINANCIAL DATA
                                          ---------------------------------------------------------------------
                                                                                               TWELVE MONTHS
                                          TWELVE MONTHS    TWELVE MONTHS    ELEVEN MONTHS          ENDED
                                              ENDED            ENDED            ENDED           DECEMBER 31,
                                          NOVEMBER 30,     NOVEMBER 30,     NOVEMBER 30,     ------------------
                                              1996             1995             1994          1993       1992
                                          -------------    -------------    -------------    -------    -------
                                                    (IN MILLIONS, EXCEPT PER SHARE AND EMPLOYEE DATA)
STATEMENT OF OPERATIONS

Revenues:
  Principal transactions................    $   1,579        $   1,393        $   1,345      $ 2,055    $ 1,767
  Investment banking....................          981              801              572          972        892
  Commissions...........................          362              450              445        1,316      1,677
  Interest and dividends................       11,298           10,788            6,761        5,840      5,661
  Other.................................           40               44               67          491        684
                                             --------         --------         --------      -------    -------
    Total revenues......................       14,260           13,476            9,190       10,674     10,681
  Interest expense......................       10,816           10,405            6,452        5,368      5,185
                                             --------         --------         --------      -------    -------
    Net revenues........................        3,444            3,071            2,738        5,306      5,496
                                             --------         --------         --------      -------    -------
Non-interest expenses:
  Compensation and benefits.............        1,747            1,544            1,413        2,989      3,310
  Other expenses........................          976            1,061            1,084        1,603      2,188
  Loss on sale of Shearson..............                                                         535
  Severance and other charges...........           84               97               48          152        245
                                             --------         --------         --------      -------    -------
    Total non-interest expenses.........        2,807            2,702            2,545        5,279      5,743
                                             --------         --------         --------      -------    -------
Income (loss) from continuing operations
  before taxes and cumulative effect of
  changes in accounting principles......          637              369              193           27       (247)
Provision for (benefit from) income
  taxes.................................          221              127               67          318        (54)
                                             --------         --------         --------      -------    -------
Income (loss) from continuing operations
  before cumulative effect of changes in
  accounting principles.................          416              242              126         (291)      (193)
Income (loss) from discontinued
  operations............................                                                         189         77
Cumulative effect of changes in
  accounting principles, net of taxes...                                            (13)                     (7)
                                             --------         --------         --------      -------    -------
Net income (loss).......................    $     416        $     242        $     113      $  (102)   $  (123)
                                             ========         ========         ========      =======    =======
Net income (loss) applicable to common
  stock.................................    $     378        $     200        $      75      $  (150)   $  (171)
                                             ========         ========         ========      =======    =======
STATEMENT OF FINANCIAL CONDITION
  (at period end)
Total assets............................    $ 128,596        $ 115,303        $ 109,947      $80,474    $85,232
Total assets excluding matched
  book(a)...............................       96,256           79,069           72,457       54,428     58,866
Long-term debt(b).......................       15,922           12,765           11,321        9,899      7,680
Total stockholders' equity..............        3,874            3,698            3,395        2,052      2,361
Total capital(c)........................       19,796           16,463           14,716       11,951     10,041

                                                                HISTORICAL FINANCIAL DATA
                                          ---------------------------------------------------------------------
                                          TWELVE MONTHS    TWELVE MONTHS    ELEVEN MONTHS      TWELVE MONTHS
                                              ENDED            ENDED            ENDED              ENDED
                                          NOVEMBER 30,     NOVEMBER 30,     NOVEMBER 30,        DECEMBER 31,
                                              1996             1995             1994          1993       1992
                                            --------         --------         --------       -------    -------
                                                    (IN MILLIONS, EXCEPT PER SHARE AND EMPLOYEE DATA)
PER SHARE DATA(d)
Income (loss) from continuing operations
  before cumulative effect of change in
  accounting principle..................    $    3.24        $    1.76        $    0.81      $ (3.20)
Discontinued operations.................                                                        1.79
Cumulative effect of change in
  accounting principle..................                                          (0.12)
Net income (loss).......................         3.24             1.76             0.69        (1.41)
Dividends declared per common share.....         0.20             0.20            0.175
Book value per common share (at period
  end)..................................        28.84            25.67            24.35
OTHER DATA (at period end)
Ratio of total assets to total
  stockholders' equity..................         33.2x            31.2x            32.4x        39.2x      36.1x
Ratio of total assets excluding matched
  book to total stockholders'
  equity(a).............................         24.8x            21.4x            21.3x        26.5x      24.9x
Return on common equity
  (annualized)(e).......................         13.9%             7.5%             6.2%
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends(f)..........................         1.05             1.03             1.02             (g)        (g)
Employees...............................        7,556            7,771            8,512        9,300


---------------


(a) Matched book represents "securities purchased under agreements to resell" ("reverse repos") to the extent that such balance is less than "securities sold under agreements to repurchase" ("repos") as of the statement of financial condition date. Several nationally recognized rating agencies consider such reverse repos to be a proxy for matched book assets when evaluating the Company's capital strength and financial ratios. Such agencies consider matched book assets to have a low risk profile and exclude such amounts in the calculation of leverage (total assets divided by total stockholders' equity). Although there are other assets with similar risk characteristics on the Company's Statement of Financial Condition, the exclusion of reverse repos from total assets in this calculation reflects the fact that these assets are matched against liabilities of a similar nature, and therefore require minimal amounts of capital support. Accordingly, the Company believes the ratio of total assets excluding matched book to total stockholders' equity to be a more meaningful measure of the Company's leverage.


(b)   Long-term debt includes senior notes and subordinated indebtedness.

(c)   Total capital includes total stockholders' equity and long-term debt.

(d) Earnings per common share data for the year ended 1993 includes Common Stock issued as of May 31, 1994, when all of the shares of Common Stock of the Company were distributed to American Express Company common shareholders of record on May 20, 1994.

(e) Financial ratios exclude reserves and other charges and for the twelve months ended November 30, 1995 exclude the effect of the sale of Omnitel.

(f) In computing the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" consist principally of interest expense and one-third of office rentals and one-fifth of equipment rentals, which are deemed to be representative of the interest factor.


(g) Earnings were inadequate to cover fixed charges and preferred dividends and would have had to increase approximately $295 million in 1992 and $27 million in 1993 in order to cover the deficiencies for the respective periods.

                                USE OF PROCEEDS

     There will be no cash proceeds to the Company from the Exchange Offer.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     The principal purpose of the Exchange Offer is to permit holders of the Series A Preferred Stock to convert shares of Series B Preferred Stock into shares of Common Stock without requiring that at least 250,000 shares of Series B Preferred Stock be converted at any one time.

TERMS OF THE EXCHANGE


     The Company hereby offers to exchange, subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Prospectus, one share of Series B Preferred Stock for each share of Series A Preferred Stock. The terms of the Series B Preferred Stock are identical in all material respects to the rights of the Series A Preferred Stock for which it may be exchanged pursuant to this Exchange Offer, except that the Series B Preferred Stock is not subject to any restriction requiring that at least 250,000 shares of Series B Preferred Stock be converted at any one time. The Series A Preferred Stock was originally issued on April 15, 1987. See "Description of Series B Preferred Stock."


     The Exchange Offer is not conditioned upon any minimum number of shares of Series B Preferred Stock being tendered for exchange.

     Tendering holders of the Series A Preferred Stock will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Series A Preferred Stock pursuant to the Exchange Offer.

EXPIRATION DATE; EXTENSION; AMENDMENTS


     The Exchange Offer will expire on the Expiration Date. The term "Expiration
Date" means 12:00 midnight, New York City time, on June   , 1997, unless the
Company in its sole discretion extends the period during which the Exchange Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Exchange Offer, as so extended by the Company, shall expire. The Company reserves the right to extend the Exchange Offer at any time and from time to time by giving oral or written notice to Lehman Brothers (the "Exchange Agent") and making a public announcement thereof. There can be no assurance that the Company will exercise its right to extend the Exchange Offer. During any extension of the Exchange Offer, all Series A Preferred Stock previously tendered and not withdrawn pursuant to the Exchange Offer will remain subject to the Exchange Offer subject to the right of a tendering holder to withdraw its shares of Series A Preferred Stock. See "-- Withdrawal Rights."


     The Company also expressly reserves the right subject to applicable law,
(i) to delay acceptance for exchange of any shares of Series A Preferred Stock or terminate the Exchange Offer and not accept for exchange any shares of Series A Preferred Stock and promptly return all such shares to the tendering holders thereof in the event that any of the conditions specified in "-- Conditions of the Exchange Offer" below are not satisfied or waived by the Company or to comply in whole or in part with applicable law, by giving oral or written notice of such delay or termination to the Exchange Agent, (ii) to waive any condition to the Exchange Offer and accept all shares of Series A Preferred Stock previously tendered pursuant thereto, or (iii) to amend the Exchange Offer in any respect. If the Exchange Offer is so amended, the term "Exchange Offer" shall mean the Exchange Offer as so amended. The reservation by the Company of the right to delay acceptance for exchange of shares of Series A Preferred Stock is subject to the provisions of Rule 13e-4 and Rule 14e-1(c) under the Exchange Act, which require that the Company pay the consideration offered or return the shares of Series A Preferred Stock deposited by or on behalf of holders thereof promptly after the termination or withdrawal of the Exchange Offer.

     Any extension, delay, termination or amendment of the Exchange Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Company may choose to make a public announcement of any extension, delay, termination or amendment of the Exchange Offer, the Company will have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Exchange Offer, in which case the Company will have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice will be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration time of the Exchange Offer.

TENDER PROCEDURE


     The tender to the Company of Series A Preferred Stock by a holder thereof pursuant to one of the procedures set forth below and the acceptance thereof by the Company will constitute a binding agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. This Prospectus, together with the
Letter of Transmittal, will first be sent out on or about             , 1997, to
all holders of Series A Preferred Stock known to the Company and the Exchange Agent.


     A holder of Series A Preferred Stock may tender the same by properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the shares of Series A Preferred Stock being tendered and any other documents required by the Letter of Transmittal, to the Exchange Agent at its address set forth on the Letter of Transmittal on or prior to the Expiration Date (or complying with the procedure for book entry transfer described below).

     If tendered shares of Series A Preferred Stock are registered in the name of the signer of the Letter of Transmittal and the Series B Preferred Stock to be issued in exchange therefor are to be issued (and any untendered shares of Series A Preferred Stock are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company (also referred to as a "book-entry transfer facility") whose name appears on a security listing as the owner of the shares of Series A Preferred Stock), the signature of such signer need not be guaranteed. In any other case, the tendered shares of Series A Preferred Stock must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder, and the signature on the endorsement or instrument of transfer must be guaranteed by a commercial bank or trust company located or having an office, branch, agency or correspondent in the United States, or by a member firm of a registered national securities exchange or of the NASD (any of the foregoing hereinafter referred to as an "Eligible Institution"). If the Series B Preferred Stock and/or Series A Preferred Stock not exchanged are to be delivered to an address other than that of the registered holder appearing on the stock register for the Series A Preferred Stock, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

     THE METHOD OF DELIVERY OF THE SERIES A PREFERRED STOCK AND ALL OTHER DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SENT BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, RETURN RECEIPT REQUESTED, BE USED, PROPER INSURANCE OBTAINED, AND THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE. NO LETTERS OF TRANSMITTAL OR SERIES A PREFERRED STOCK SHOULD BE SENT TO THE COMPANY.

     The Exchange Agent will make a request promptly after the date of this Prospectus to establish accounts with respect to the Series A Preferred Stock at the book-entry transfer facility for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the Series A Preferred Stock by causing such book-entry transfer facility to transfer such Series A Preferred Stock into the Exchange Agent's account with respect to the Series A Preferred Stock in accordance with the book-entry transfer facility's procedures for such transfer. Although delivery of Series A Preferred Stock may be effected through book-entry transfer into the Exchange Agent's accounts at the book-entry transfer facility, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth on the Letter of Transmittal on or prior to the Expiration Date.

     A tender will be deemed to have been received as of the date when the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Series A Preferred Stock (or a confirmation of book-entry transfer of such Series A Preferred Stock into the Exchange Agent's account at the book-entry transfer facility) is received by the Exchange Agent.


     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Series A Preferred Stock will be determined by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any shares of Series A Preferred Stock not properly tendered or the acceptance for exchange of which may, in the opinion of the Company's counsel, be unlawful. If after the Expiration Date the Company rejects a portion of the shares of Series A Preferred Stock tendered by a holder thereof, such holder may, within such reasonable period of time as the Company will determine, withdraw the tender of the remaining shares of Series A Preferred Stock tendered by such holder. See "-- Withdrawal Rights." The Company also reserves the absolute right to waive any defect or irregularity in the tender of any shares of Series A Preferred Stock. Unless waived, any defects or irregularities in connection with tenders of shares of Series A Preferred Stock for exchange must be cured within such reasonable period of time as the Company will determine. None of the Company, the Exchange Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.


TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

     The party tendering Series A Preferred Stock for exchange (the "Transferor") exchanges, assigns and transfers the Series A Preferred Stock to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Series A Preferred Stock to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Series A Preferred Stock and to acquire Series B Preferred Stock issuable upon the exchange of such tendered Series A Preferred Stock, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Series A Preferred Stock, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Series A Preferred Stock or transfer ownership of such Series A Preferred Stock on the account books maintained by a book-entry transfer facility. All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

WITHDRAWAL RIGHTS


     Tenders of Series A Preferred Stock pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. In addition, if after the Expiration Date the Company rejects a portion of the shares of Series A Preferred Stock tendered by a holder thereof, such holder may, within such reasonable period of time as the Company will determine, withdraw the tender of the remaining shares of Series A Preferred Stock tendered by such holder.


     To be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Exchange Agent at its address set forth on the Letter of Transmittal, and with respect to a facsimile transmission, must be confirmed by telephone and an original delivered by guaranteed overnight delivery. Any such notice of withdrawal must specify the person named in the Letter of Transmittal as having tendered Series A Preferred Stock to be withdrawn, the certificate numbers of the shares of Series A Preferred Stock to be withdrawn, a statement that such holder is withdrawing his election to have such shares of Series A Preferred Stock exchanged, and the name of the registered holder of such shares of Series A Preferred Stock, and must be signed by the holder in the same manner as the original signature on the Letter of Transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the shares of Series A Preferred Stock being withdrawn. The Exchange Agent will return the properly withdrawn shares of Series A Preferred Stock promptly following receipt of notice of withdrawal. If shares of Series A Preferred Stock have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares of Series A Preferred Stock or otherwise comply with the book-entry transfer procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by the Issuer, and such determination will be final and binding on all parties.

     Any shares of Series A Preferred Stock so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any shares of Series A Preferred Stock which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of shares of Series A Preferred Stock tendered by book-entry transfer into the Exchange Agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, such shares will be credited to an account with such book-entry transfer facility specified by the holder) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn shares of Series A Preferred Stock may be retendered by following one of the procedures described under "-- Tender Procedure" above, at any time on or prior to the Expiration Date.

ACCEPTANCE OF SERIES A PREFERRED STOCK FOR EXCHANGE; DELIVERY OF SERIES B PREFERRED STOCK

     Upon the satisfaction or waiver of all the terms of the Exchange Offer, the acceptance for exchange of Series A Preferred Stock validly tendered and not withdrawn and issuance of the Series B Preferred Stock will be made on the Exchange Date. The Exchange Date means the first business day following the Expiration Date. For the purposes of the Exchange Offer, the Company shall be deemed to have accepted for exchange validly tendered shares of Series A Preferred Stock when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

     The Exchange Agent will act as agent for the tendering holders of Series A Preferred Stock for the purposes of receiving Series B Preferred Stock from the Company and causing the Series A Preferred Stock to be assigned, transferred and exchanged. Upon the terms of the Exchange Offer, delivery of Series B Preferred Stock to be issued in exchange for accepted Series A Preferred Stock will be made by the Exchange Agent promptly after acceptance of the tendered Series A Preferred Stock. Tendered Series A Preferred Stock not accepted for exchange by the Company will be returned without expense to the tendering holders promptly following the Expiration Date.

ACCRUED DIVIDENDS


     Holders of shares of Series A Preferred Stock accepted for exchange pursuant to The Exchange Offer will not receive dividends accrued from
          15, 1997 (the last regular dividend payment period with respect to the Series A Preferred Stock) on such Series A Preferred Stock. Holders whose shares of Series A Preferred Stock are accepted for exchange will be entitled to receive dividends on the Series B Preferred Stock, when and as declared by the Board of Directors accruing in the amount of $.48875 per share (equal to the indicated annual dividend amount per share of Series A Preferred Stock divided
by four) from           15, 1997 to, but excluding           15, 1997 (the first
Dividend Payment Date for the Series B Preferred Stock).


     Dividends on shares of Series A Preferred Stock not exchanged in the Exchange Offer will continue to accrue and be payable, when and as declared by the Board of Directors.

CONDITIONS OF THE EXCHANGE OFFER


     Notwithstanding any other provision of the Exchange Offer, the Company will not be required to accept for exchange, or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) (relating to the Company's obligation to exchange and issue shares of Series B Preferred Stock for or return tendered shares of Series A Preferred Stock promptly after termination of the Exchange Offer), exchange and issue shares of Series B Preferred Stock for any shares of Series A Preferred Stock tendered and may postpone the acceptance for exchange of or, subject to the restriction set forth above, the exchange and issuance of, shares of Series B Preferred Stock for shares of Series A Preferred Stock tendered and to be exchanged and may terminate or amend the Exchange Offer, if at any time prior to the Expiration Date any of the following events shall occur:


          (a) any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, results of operations or prospects of the Company or any of its subsidiaries, or in the general economic or financial market conditions in the United States or abroad, which is or may be materially adverse to the Company and its subsidiaries or its stockholders or to the value of the Series A Preferred Stock or there shall have been a significant decrease in the market prices of or trading in the Series A Preferred Stock, or the Company shall have become aware of any fact or occurrence which is or may be materially adverse with respect to the value of the Series A Preferred Stock or the Exchange Offer's contemplated benefits to the Company; or

          (b) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market, (2) a declaration of a banking moratorium or any suspension of payments in respect of banks in the Untied States, (3) declaration of a national emergency or a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States, (4) any limitation (whether or not mandatory) by any governmental or regulatory authority on, or any other event which might affect, the nature or extension of credit by banks or other financial institutions, (5) any significant adverse change in the United States securities or financial markets, or (6) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer a material acceleration, escalation or worsening thereof; or

          (c) there shall have been any action taken or threatened, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Exchange Offer by any local, state, federal or foreign government or governmental authority or by any court, domestic or foreign, that might, directly or indirectly, (1) make the acceptance for exchange or issuance of shares of Series B Preferred Stock for some or all of the shares of Series A Preferred Stock illegal or otherwise restrict or prohibit consummation of the Exchange Offer, (2) result in a delay in, or restrict the ability of the Company, or render the Company unable, to accept for exchange some or all of the shares of Series A Preferred Stock or to issue some or all of the shares of Series B Preferred Stock in exchange thereof, (3) otherwise adversely affect the Company or (4) result in a material limitation in the benefits expected to be derived by the Company as a result of the transactions contemplated by the Exchange Offer; or

          (d) there shall be threatened, instituted or pending any action, proceeding or claim by or before any court or governmental, administrative or regulatory agency or authority or any other person or tribunal, domestic or foreign, challenging the making of the Exchange Offer, the acquisition by the Company of any shares of Series A Preferred Stock, or seeking to obtain any material damages as a result thereof, or otherwise adversely affecting the Company or the value of the Series A Preferred Stock.

which makes it inadvisable to proceed with the Exchange Offer or such acceptance for exchange of shares of Series A Preferred Stock or the issuance of the shares of Series B Preferred Stock in exchange therefor.

     All the foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such condition and may be waived by the Company, in whole or in part, at any time and from time to time, in the sole discretion of the Company. The failure by the Company at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the foregoing conditions will be final and binding.

     If any of the foregoing conditions shall not be satisfied (or, with respect to the above enumerated events, shall have occurred), the Company may, subject to applicable law, (i) terminate the Exchange Offer and return all shares of Series A Preferred Stock tendered pursuant to the Exchange Offer to tendering security holders; (ii) extend the Exchange Offer and retain all tendered shares of Series A Preferred Stock until the Expiration Time for the extended Exchange Offer; or (iii) waive the unsatisfied conditions with respect to the Exchange Offer and accept all shares of Series A Preferred Stock tendered pursuant to the Exchange Offer.

DEALER MANAGER


     Lehman Brothers is acting as dealer manager (the "Dealer Manager") for the Exchange Offer. The Company will pay the Dealer Manager predetermined compensation for its services in connection with the Exchange Offer and to reimburse the Dealer Manager for all of its reasonable out-of-pocket expenses. See "-- Solicitation of Tenders; Expenses."


     The Dealer Manager will use its best efforts to solicit the exchange of shares of Series A Preferred Stock pursuant to the Exchange Offer.

EXCHANGE AGENT AND INFORMATION AGENT

     Lehman Brothers has been appointed as the Exchange Agent and Information Agent for the Exchange Offer. Letters of Transmittal must be addressed to the Exchange Agent at its address set forth on the Letter of Transmittal.

     DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE OR TELEX NUMBER OTHER THAN THE ONES SET FORTH ON THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

SOLICITATION OF TENDERS; EXPENSES


     The Company has retained Lehman Brothers to act as Dealer Manager in connection with the Exchange Offer and will not otherwise make any payments to brokers, dealers or others for soliciting acceptances of the Exchange Offer. The Company will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. No fees will be paid to the Dealer Manager in respect of shares of Series A Preferred Stock tendered for its own account. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the beneficial owners of the Series A Preferred Stock and in handling or forwarding tenders for their customers.


     No person has been authorized to give any information or to make any representation in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company or the Dealer-Manager. Neither the delivery of this Prospectus nor any exchange made hereunder will, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Series A Preferred Stock in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holder of Series A Preferred Stock in such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws of which require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer is being made on behalf of the Company by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

TRANSFER TAXES

     Holders who tender their shares of Series A Preferred Stock for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register shares of Series B Preferred Stock in the name of, or request that shares of Series A Preferred Stock not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of shares of Series A Preferred Stock who do not exchange their shares of Series A Preferred Stock for shares of Series B Preferred Stock pursuant to the Exchange Offer will continue to be subject to the restriction on conversion of such Series A Preferred Stock requiring the conversion of at least 250,000 shares thereof at any one time.


ADDITIONAL CONSIDERATIONS


     Participation in the Exchange Offer is voluntary, and holders of Series A Preferred Stock should carefully consider whether to participate. Holders of Series A Preferred Stock are urged to consult their financial and tax advisors in making their own decisions on which action to take.

     Holders of shares of Series A Preferred Stock who do not tender their shares of Series A Preferred Stock in the Exchange Offer will continue to hold such shares of Series A Preferred Stock and will be entitled to all the rights, and limitations applicable thereto. All untendered shares of Series A Preferred Stock will continue to be subject to the restrictions on conversion as described herein. To the extent that shares of Series A Preferred Stock are tendered and accepted in the Exchange Offer, the trading market for untendered shares of Series A Preferred Stock could be adversely affected.

     The Company may in the future seek to acquire untendered shares of Series A Preferred Stock in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any shares of Series A Preferred Stock which are not tendered in the Exchange Offer.

                         MARKET AND TRADING INFORMATION

     There is no established trading market for the Series A Preferred Stock.


     The Series B Preferred Stock will be a new issue of securities with no established trading market. The Company has been advised by Lehman Brothers that it intends to make a market in the Series B Preferred Stock but is not obligated to do so and may discontinue marketmaking at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series B Preferred Stock. The trading market for the Series A Preferred Stock generally has not been liquid.


                    DESCRIPTION OF SERIES B PREFERRED STOCK

GENERAL

     The following description of the Series B Preferred Stock set forth herein does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") filed as an exhibit to the Registration Statement, and the Certificate of Designations relating to the Series B Preferred Stock (the "Certificate of Designation"), the form of which is filed as an exhibit to the Registration Statement and which will be filed with the Secretary of State of the State of Delaware prior to the issuance of the Series B Preferred Stock.

     Subject to the Restated Certificate of Incorporation of the Company and to any limitations contained in the outstanding preferred stock, the Company may issue additional classes or series of preferred stock, at any time or from time to time, with such powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as the Board of Directors or any duly authorized committee thereof shall determine, all without further action of the stockholders, including holders of then outstanding preferred stock, of the Company.

     The Restated Certificate of Incorporation authorizes the issuance of 38,000,000 shares of preferred stock, $1.00 par value per share. As of November 30, 1996, there were 13,000,000 shares of Series A Preferred Stock and 1,000 shares of Redeemable Voting Preferred Stock (the "Redeemable Preferred Stock") issued and outstanding.

     Series A Preferred Stock. The terms of the Series A Preferred Stock are identical in all material respects to the terms of the Series B Preferred Stock described herein, except that the terms of the Series A Preferred Stock require the conversion of at least 250,000 shares thereof at any one time.

     Redeemable Preferred Stock. As of the date of this Prospectus, American Express Company ("AMEX") and Nippon Life Insurance Company ("Nippon Life") together own all of the issued and outstanding shares of Redeemable Preferred Stock.

     The shares of Redeemable Preferred Stock are entitled to receive preferential dividends, as and when declared by the Board of Directors out of funds legally available therefor, on a cumulative basis. For each dividend period following May 31, 1994, the holders of Redeemable Preferred Stock are entitled to receive dividends in an amount equal to, in the aggregate, 50% of the amount, if any, by which the Company's net income for the applicable dividend period exceeds $400 million, up to a maximum of $50 million for any such period (the "Dividend Formula"). The liquidation preference per share of the Redeemable Preferred Stock is $1.00 plus accumulated and unpaid dividends and accrued interest, if any, thereon at a specified rate.

     Subject to funds being legally available therefor, the Company is required to redeem all of the Redeemable Preferred Stock on the final dividend payment date therefor, or as soon as practicable thereafter when funds become legally available, at a price per share equal to the liquidation preference referred to above. In addition, if a Designated Event (as defined in the Restated Certificate of Incorporation) occurs, the holders of the Redeemable Preferred Stock have the right to require the Company to redeem, out of funds legally available therefor, all of the Redeemable Preferred Stock for an aggregate redemption price equal to $250 million if such Designated Event takes place prior to November 30, 1997, declining $50 million per year in each of the next five years thereafter.

     Holders of Redeemable Preferred Stock are entitled to vote, together with the holders of the Company's Common Stock as one class, on all matters to be voted on by stockholders of the Company. Notwithstanding the foregoing, AMEX has agreed that so long as it or any of its subsidiaries holds any shares of the Redeemable Preferred Stock, it will vote such shares in the same proportion as the votes cast by the holders of shares of the Common Stock on matters to be voted on by stockholders of the Company generally. Each share of Redeemable Preferred Stock is entitled to 1,059 votes. In addition, if the equivalent of six quarterly dividends (whether or not consecutive) to which the holders of the Redeemable Preferred Stock are entitled in accordance with the Dividend Formula, or to which the holders of any Parity Preferred Stock are entitled pursuant to the terms of such Parity Preferred Stock, are in arrears, then the authorized number of directors of the Company will be increased by two and the holders of the Redeemable Preferred Stock will have the right (voting as a class with the holders of any other Parity Preferred Stock of the Company upon which like voting rights have been conferred and are exercisable) to elect such two directors until such time as all accumulated dividends have been paid. In addition, the holders of Redeemable Preferred Stock have voting rights in certain other circumstances.

DIVIDENDS


     The annual dividend rate per share of Series B Preferred Stock will be an amount equal to $1.955 per share. Dividends on the shares of Series B Preferred Stock, when and as declared by the Board of Directors, out of funds legally available therefor, will be cumulative and will be payable quarterly in cash on March 15, June 15, September 15 and December 15 of each year (or, if any such day is not a Business Day, then on the next succeeding Business Day) in each
year (the "Dividend Payment Dates"), commencing on           15,

1997. The amount of dividends payable on each share of Series B Preferred Stock for each full quarterly dividend period will be computed by dividing by four such annual rate. Dividends payable on the Series B Preferred Stock for any period less than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months for the actual number of days involved. Dividends with respect to any share of Series B Preferred Stock will
accumulate from             15, 1997. The term "Business Day" means a day other
than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close.


     No cash dividends will be declared and set apart for payment on any capital stock ranking on a par with the Series B Preferred Stock in the payment of dividends unless there will likewise be or have been declared and set apart for payment on all shares of Series B Preferred Stock at the time outstanding full cumulative dividends for all quarterly dividend periods ending on or before the dividend payment date for such other stock. If and so long as any full cumulative dividends payable on the shares of Series B Preferred Stock in respect of all prior dividend periods will not have been paid or set apart for payment, the Company will not pay any dividends or make any distributions of assets on or redeem, purchase or otherwise acquire for consideration shares of capital stock of the Company ranking junior to or on a par with the Series B Preferred Stock in payment of dividends.

     Dividends on the Series B Preferred Stock are payable to the holders of record thereof as they appear on the stock register of the Company on such record date, not exceeding 40 days preceding the payment date thereof, as will be fixed by the Board of Directors or by a duly authorized committee thereof. Dividends on account of arrears for any past dividend periods may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date, not exceeding 40 days preceding the payment date thereof, as may be fixed by the Board of Directors or by a duly authorized committee thereof. Dividends will be paid to each holder of record in United States dollars by check mailed to such holders at their respective addresses appearing on the books of the Company.

REDEMPTION

     The Company may at its option redeem outstanding shares of Series B Preferred Stock on any Dividend Payment Date in the specified amounts and during the periods set forth below (subject, in each case, to reduction by the number of shares of Series B Common Stock converted into Common Stock or converted or exchanged for common stock of AMEX or purchased by the Company pursuant to the 1990 Agreement by and between AMEX and Nippon Life upon at least 30 days' and not more than 45 days' written notice to the holders thereof, at a redemption price equal to $39.10 per share plus accumulated and unpaid dividends (whether or not earned or declared) to the date fixed for redemption,

                              REDEMPTION PERIOD                        NUMBER OF SHARES
        -------------------------------------------------------------  ----------------
        Date of Original Issuance to and including June 15, 1997.....      7,800,000
        June 16, 1997 to and including June 15, 1998.................     10,400,000
        After June 15, 1998..........................................     13,000,000

provided, however, that shares of Series B Preferred Stock are not redeemable by the Company unless (i) there is Common Stock outstanding on the dates upon which notice of redemption is first given and such redemption is effected, and (ii) the Average Market Price of the Common Stock on the date such notice is given is greater than the Conversion Price. As of March 31, 1997, the Average Market Price would have been $33.60 and the Conversion Price would have been $123.0212380. Accordingly, at that date the Series B Preferred Stock would not have been redeemable at the option of the Company. See "-- Conversion". As used herein, (i) "1990 Agreement" means the 1990 Agreement, dated as of June 12, 1990, by and between AMEX and Nippon Life, as amended by the 1994 Agreement, dated April 28, 1994, by and among AMEX, Nippon Life and the Corporation, as further amended by the Agreement, dated January 22, 1997, between Nippon Life and AMEX and (ii) "Average Market Price" means the average of the daily closing prices for the 10 consecutive trading days selected by the Company commencing no less than 20 days nor more than 30 trading days before the day in question. The closing price for each day will be the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the NYSE or, if such security is not listed or admitted to trading on the NYSE, on the principal national securities exchange on which such security is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the Nasdaq National Market or, if such security is not listed or admitted to trading on any national securities exchange or quoted on National Market, the average of the closing bid and asked prices in the over-the-counter-market as furnished by any NYSE member firm selected from time to time by the issuer for that purpose. For the purposes of this definition, the term "trading day" shall mean each Monday, Tuesday, Wednesday, Thursday or Friday, other than any day on which securities are not traded on such exchange or in such market.

     The Company is required to give notice of any proposed redemption of shares of Series B Preferred Stock by mailing a copy of such notice to holders of record of shares of Series B Preferred Stock to be redeemed at their respective addresses appearing on the books of the Company. Each such notice will specify the shares called for redemption, the redemption price and the price at which and the date on which the shares called for redemption will, upon presentation and surrender of the certificates of stock evidencing such shares, be redeemed and the redemption price therefor paid. From and after the date fixed in any such notice as the date of redemption of shares of Series B Preferred Stock, unless default shall be made by the Company in providing monies at the time and place specified for the payment of the redemption price pursuant to said notice, all dividends on the Series B Preferred Stock thereby called for redemption will cease to accrue and all rights of the holders thereof as stockholders of the Company, except the right to receive the redemption price, will cease and terminate.

CONVERSION

     Each share of Series B Preferred Stock will be convertible, in whole or in part, at the option of the holder at any time, into a number of shares of Common Stock (calculated as to each conversion to the nearest 1/100 of a share) equal to $39.10 divided by the Conversion Price in effect at the time of such conversion. The Conversion Price is currently $123.0212380 per share. The Conversion Price will be adjusted in certain instances as described below.

     To convert shares of Series B Preferred Stock into Common Stock, the registered holder of such shares of Series B Preferred Stock must surrender at the office of the Transfer Agent, or at such other office or offices, if any, as the Board of Directors may designate, the certificate or certificates therefor, duly endorsed or assigned to the Company or in blank, and give written notice to the Company at such office that it elects to convert such shares.

     A payment or adjustment will not be made by the Company upon any conversion on account of any dividends accrued on the shares of Series B Preferred Stock surrendered for conversion or on account of any dividends on the Common Stock issued upon conversion.

     Shares of Series B Preferred Stock will be deemed to have been converted immediately prior to the close of business on the day of the surrender of such shares for conversion, and the person or persons entitled to receive the Common Stock issuable upon such conversion will be treated for all purposes as the record holder or holders of such Common Stock at such time. As promptly as practicable on or after the conversion date, the Company will issue and deliver at such office a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion, together with payment in lieu of any fraction of a share, to the person or persons entitled to receive the same. In case shares of Series B Preferred Stock are called for redemption, the right to convert such shares will terminate at the close of business on the date fixed for redemption, unless default shall be made in payment of the redemption price.

     The Conversion Price for shares of Series B Preferred Stock may be subject to adjustment in certain events, including (i) dividends and other distributions payable in Common Stock on any class of capital stock of the Company, (ii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at less than, depending on the circumstances, the Average Market Price (as defined under "-- Redemption" or Fair Market Value (as defined below), (iii) subdivisions, combinations and reclassifications of the Common Stock, (iv) distributions to all holders of Common Stock of evidences of indebtedness of the Company or assets (including securities, but excluding (a) any rights or warrants referred to in (ii) above, (ii) any dividend or distribution paid in cash or other property out of the Adjusted Retained Earnings (defined below) of the Company and (iii) any dividend or distribution referred to (i) above) and
(v) a consolidation or merger to which the Company is a party or the sale or transfer of all or substantially all of the assets of the Company. In addition to the foregoing adjustments, the Company is permitted to make such reductions in the Conversion Price for the Series B Preferred Stock as it considers to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. As used herein, (i) the term "Fair Market Value" per share of Common Stock on any date means the fair market value thereof on the date in question, determined (A) if Nippon Life and its affiliates then own a majority of the shares of Series B Preferred Stock then outstanding (i) jointly by the Company and Nippon Life or (ii) if the Company and Nippon Life cannot so agree, by the Board of Directors of the Company reasonably determined in good faith or (B) if Nippon Life and its affiliates do not then own a majority of the shares of Series B Preferred Stock then outstanding, by the Board of Directors of the Company reasonably determined in good faith and (ii) the term "Adjusted Retained Earnings" means the retained earnings of the Company as of the date of the relevant dividend or distribution plus $500,000,000 plus any dividend paid after August 10, 1990 (which has been debited against retained earnings) on any preferred stock of the Company outstanding on August 10, 1990.

     The Company will pay any and all stamp or other similar taxes that may be payable in respect of the issue or delivery of shares of Common Stock on conversion of shares of Series B Preferred Stock. The Company will not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series B Preferred Stock so converted were registered, and no such issue or delivery will be made unless and until the person requesting such issue has paid to the Company the amount of any such tax, or has established to the satisfaction of the Company that such tax has been paid.

     In any case in which an adjustment described in this "Conversion" section will become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (i) issuing to the holder of any shares of Series B Preferred Stock converted after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such conversion by reason of the adjustment required by such event over and above the number of shares of Common Stock issuable upon such conversion before giving effect to such adjustment and (ii) paying to such holder any amount in cash in lieu of a fractional share of Common Stock; provided, that, upon the request of such holder, the Company will deliver to such holder a due bill or other appropriate instrument evidencing such holder's rights to receive such additional shares of Common Stock, and such cash, upon the occurrence of the event requiring such adjustment.

VOTING RIGHTS

     The holders of Series B Preferred Stock will have the following voting rights subject to the terms and conditions described below.

     The holders of Series B Preferred Stock will have voting rights equal to the voting rights of holders of shares of Common Stock and the shares of Series B Preferred Stock will vote together with the shares of Common Stock (and of any other class or series which may similarly be entitled to vote with the shares of Common Stock) as a single class upon all matters upon which holders of Common Stock are entitled to vote.

     So long as any shares of Series B Preferred Stock remain outstanding, the Company will not, either directly or indirectly or through merger or consolidation with any other corporation, without the affirmative vote at a meeting or the written consent with or without a meeting of the holders of at least a majority of the shares of Series B Preferred Stock then outstanding, amend, alter or repeal any of the provisions of the Restated Certificate of Incorporation, or authorize any reclassification of the Series B Preferred Stock, so as in any such case to affect adversely the preferences, special rights or powers of the Series B Preferred Stock, or authorize any capital stock of the Company ranking, either as to payment of dividends or upon liquidation, dissolution or winding up of the Company, prior to the Series B Preferred Stock.

     In exercising the voting rights set forth herein or when otherwise granted voting rights by operation of law, each share of Series B Preferred Stock will be entitled to a number of votes equal to the quotient obtained by dividing $39.10 by the Conversion Price in effect at the time.

     No consent of holders of the Series B Preferred Stock will be required for
(i) the creation of any indebtedness of any kind of the Company or (ii) the authorization or issuance of any class of capital stock of the Company ranking junior or equal to the Series B Preferred Stock in payment of dividends or upon liquidation, dissolution or winding up of the Company.

LIQUIDATION

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distribution of the assets of the Company to holders of Common Stock or any other capital stock of the Company ranking junior to the Series B Preferred Stock upon liquidation, dissolution or winding up of the Company, the holders of the Series B Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to its stockholders, whether from capital, surplus or earnings, an amount per share of Series B Preferred Stock equal to $39.10 plus an amount equal to accumulated and unpaid dividends (whether or not earned or declared) on such share of Series B Preferred Stock to the date of final distribution.

     If, upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Series B Preferred Stock or any capital stock ranking on a par with the Series B Preferred Stock are not paid in full, then such holders will share ratably in any such distribution of assets, or proceeds thereof, in proportion to the full respective preferential amounts to which they are entitled. Neither a consolidation nor a merger of the Company with one or more other corporations, nor a sale or a transfer of all or substantially all of the assets of the Company, will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company.

SINKING FUND

     The Series B Preferred Stock will not be subject to any right of mandatory payment or prepayment (except for liquidation, dissolution or winding up of the Company) or to any sinking fund.

TRANSFER AGENT

     Bank of Boston, c/o Boston Equiserve is the transfer agent for the Series B Preferred Stock.


             MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES


     In the opinion of Simpson Thacher & Bartlett, special tax counsel to the Company, a holder of Series A Preferred Stock who exchanges such Series A Preferred Stock for Series B Preferred Stock in the Exchange Offer will not recognize any gain or loss for United States federal income tax purposes as a result of such exchange. Moreover, the holding period of Series B Preferred Stock will include the holding period of the Series A Preferred Stock and the basis of the Series B Preferred Stock will be the same as the basis of the Series A preferred stock immediately before the Exchange Offer.

     With respect to dividends paid on the Series B Preferred Stock, holders of Series B Preferred Stock will be eligible for the dividends-received deduction available to domestic corporate holders to the extent they were eligible for the dividends-received deduction with respect to dividends paid on the Series A Preferred Stock.

                                 LEGAL OPINIONS


     The validity of the shares of Series B Preferred Stock to be issued on the Exchange Offer will be passed upon for the Company by Jennifer Marre, Esq., Vice President and Associate General Counsel of the Company. The material United States federal income tax consequences of the Exchange Offer will be passed upon by Simpson Thacher & Bartlett, special tax counsel to the Company.

                            INDEPENDENT ACCOUNTANTS


     The consolidated financial statements and schedules of the Company for the year ended November 30, 1996 and 1995 and the eleven months ended November 30, 1994 appearing in the Company's Annual Report on Form 10-K for the year ended November 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements given upon the authority of such firm as experts in accounting and auditing.

     Facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal, certificates representing shares of Series A Preferred Stock and any other required documents should be sent by each stockholder or his or her broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at one of the addresses as set forth below:

                  The Exchange Agent and Information Agent is:

                              LEHMAN BROTHERS INC.

         BY MAIL:                        BY FACSIMILE:               BY HAND/OVERNIGHT DELIVERY:
------------------------------------------------------------------------------------------------
                                (For Eligible Institutions Only)
   Lehman Brothers Inc.                  (212) 528-6154                 Lehman Brothers Inc.
Liability Management Group                                           Liability Management Group
 3 World Financial Center            Confirm by Telephone:            3 World Financial Center
         9th Floor                       (212) 528-7581                       9th Floor
 New York, New York 10285                                             New York, New York 10285
                                     Shareholder Inquiries:
 Attn: Matias J. Torrellas         (800) 438-3242 (Toll Free)         Attn: Matias J. Torrellas

     Any questions or requests for assistance or additional copies of this Prospectus or the Letter of Transmittal may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations set forth on this page. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Exchange Offer.

                 The Dealer Manager for the Exchange Offer is:

                              Lehman Brothers Inc.
                            3 World Financial Center
                                200 Vesey Street
                               New York, NY 10285
                          Contact: Matias J. Torrellas
                                 (212) 528-7581

             ======================================================


NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE DEALER-MANAGER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SERIES B PREFERRED STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SERIES B PREFERRED STOCK BY ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    2
Documents Incorporated by Reference...    3
Summary...............................    4
Use of Proceeds.......................    9
The Exchange Offer....................    9
Market and Trading Information........   15
Description of Series B Preferred
  Stock...............................   15
Material United States Federal Income
  Tax Consequences....................   20
Legal Opinions........................   20
Independent Accountants...............   21


             ======================================================
             ======================================================

                                LEHMAN BROTHERS
                                 HOLDINGS INC.
                               OFFER TO EXCHANGE
                        13,000,000 SHARES OF CUMULATIVE
                      CONVERTIBLE VOTING PREFERRED STOCK,
                      SERIES B, PAR VALUE $1.00 PER SHARE,
                         FOR ITS OUTSTANDING CUMULATIVE
                      CONVERTIBLE VOTING PREFERRED STOCK,
                      SERIES A, PAR VALUE $1.00 PER SHARE.
                                Lehman Brothers
                                               , 1997

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Restated Certificate of Incorporation of the registrant requires the registrant to indemnify its directors and officers to the fullest extent permitted by Delaware General Corporation Law. In addition, the directors of the registrant are insured under officers' and directors' liability insurance policies purchased by the Company. The directors, officers and employees of the registrant are also insured against fiduciary liabilities under the Employee Retirement Income Security Act of 1974.

     Any underwriting agreement or agency agreement with respect to an offering of securities registered hereunder will provide for indemnification of the registrant and its officers and directors by the underwriters or agents, as the case may be, against certain liabilities including liabilities under the Securities Act of 1933.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The Exhibit Index beginning on page E-1 is hereby incorporated by reference.

ITEM 22.  UNDERTAKINGS

     The undersigned hereby undertakes:

          (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 23rd day of May, 1997.


                                          LEHMAN BROTHERS HOLDINGS INC.

                                          By    /s/ MICHAEL R. MILVERSTED
                                            ------------------------------------
                                            Name:   Michael R. Milversted
                                            Title:  Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


                SIGNATURES                                 TITLE                     DATE
------------------------------------------  -----------------------------------  -------------


                    *                       Chief Executive Officer and,          May 23, 1997
------------------------------------------  Chairman of the Board of Directors
           Richard S. Fuld, Jr.             (principal executive officer)
                    *                       Chief Financial Officer (principal    May 23, 1997
------------------------------------------  financial and accounting officer)
             Charles B. Hintz

                    *                       Director                              May 23, 1997
------------------------------------------
            Michael L. Ainslie

                    *                       Director                              May 23, 1997
------------------------------------------
              John F. Akers

                    *                       Director                              May 23, 1997
------------------------------------------
             Roger S. Berlind

                    *                       Director                              May 23, 1997
------------------------------------------
           Thomas H. Cruikshank

                    *                       Director                              May 23, 1997
------------------------------------------
              Katsumi Funaki

                    *                       Director                              May 23, 1997
------------------------------------------
              Henry Kaufman

                    *                       Director                              May 23, 1997
------------------------------------------
             John D. Macomber

                    *                       Director                              May 23, 1997
------------------------------------------
               Dina Merrill

                    *                       Director                              May 23, 1997
------------------------------------------
            Masataka Shimasaki

     *By:  /s/ MICHAEL R. MILVERSTED                                              May 23, 1997
------------------------------------------
          Michael R. Milversted
             Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                           PREVIOUSLY FILED(*),
                                                                            FILED HEREWITH(--)
EXHIBIT                                                                     OR INCORPORATED BY
NUMBER                            DESCRIPTION                                  REFERENCE TO
-----      ---------------------------------------------------------  ------------------------------
3(i)   --  Restated Certificate of Incorporation dated May 27, 1994   Exhibit 3.1 of Registrant's
                                                                      Transition Report on Form 10-K
                                                                      for the eleven months ended
                                                                      November 30, 1994
3(ii)  --  Amended and Restated By-Laws                               Exhibit 3 of Registrant's
                                                                      Quarterly Report on Form 10-Q
                                                                      for the quarter ended February
                                                                      28, 1997
4.1    --  Specimen share certificate for Series B Preferred Stock                  *
4.2    --  Form of Certificate of Designations, Powers, Preferences                 --
           and Rights of the Series B Preferred Stock
5      --  Opinion and consent of Jennifer Marre, Esq.                              *
8      --  Opinion and consent of Simpson Thacher & Bartlett                        --
           regarding certain tax matters
10.1   --  Investment Agreement by and among American Express         Exhibit 10.21 to Registration
           Company, Shearson Lehman Brothers Holdings Inc. and        Statement No. 33-12976
           Nippon Life Insurance Company dated as of April 15, 1987
10.2   --  1990 Agreement, dated as of June 12, 1990, by and between  Exhibit 10.25 to Registrant's
           American Express Company and Nippon Life Insurance         Annual Report on Form 10-K for
           Company                                                    the year ended December 31,
                                                                      1990
10.3   --  1994 Agreement, dated April 27, 1994, by and among         Exhibit 10.32 to Registrant's
           American Express Company, Nippon Life Insurance Company    Transition Report on Form 10-K
           and the Registrant                                         for the eleven months ended
                                                                      November 30, 1994
10.4   --  1997 Letter Agreement, dated January 22, 1997, by and                    *
           between American Express Company and Nippon Life
           Insurance Company
12     --  Computation of ratio of earnings to combined fixed         Exhibit 12(b) to Registrant's
           charges and preferred dividends                            Annual Report on Form 10-K for
                                                                      the year ended November 30,
                                                                      1996
23.1   --  Consent of Jennifer Marre, Esq. (included in Exhibit 5)                  *
23.2   --  Consent of Simpson Thacher & Bartlett                                    --
23.3   --  Consent of Ernst & Young LLP, Independent Auditors                       --
24     --  Power of Attorney                                                        *
27     --  Financial Data Schedule                                                  *
99.1   --  Form of Letter of Transmittal                                            --
99.2   --  Form of Letter to Brokers, Dealers, Commercial Banks,                    --
           Trust Companies and Other Nominees
99.3   --  Form of Letter to Clients                                                *


                                       E-1